TMX Equity Transfer Services

200 University Ave., Suite 300
Toronto, Ontario M5H 4H1
T 416.361.0930 F 416.342.0590

VIA ELECTRONIC TRANSMISSION

June 26, 2014

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: GENTOR RESOURCES INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	KYG382751066
	CUSIP:	G38275106
2	Date Fixed for the Meeting:	August 27, 2014
3	Record Date for Notice:	July 22, 2014
4	Record Date for Voting:	July 22, 2014
5	Beneficial Ownership Determination Date:	July 22, 2014
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON
8	Business to be conducted at the meeting:	Annual and Special
9	Notice-and-Access:	
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	NOT APPLICABLE
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES
11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TMX Equity Transfer Services

" *Rosa Vieira* "
Senior Relationship Manager
rvieira@equityfinancialtrust.com